Filed by Kratos Defense & Security Solutions, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Kratos Defense & Security Solutions, Inc.

Commission File No: 000- 27231

Sent to all Kratos employees on Monday morning with press release included as an attachment:

24 November 2008

The attached press release announces that we have reached agreement on a merger with Digital Fusion, Inc. of Huntsville, AL.  As we have discussed previously, the defense industry is seeing significant consolidation.  We continue to execute on our strategic plan by being a consolidator of other small or mid-sized government contractors to help us realize our goal of being the premier mid-tier national and homeland security, and public safety and security, contractor.

As the U.S. government continues with its Base Realignment and Closure (BRAC) plan, certain geographic locations benefit as activities formerly performed at a variety of locations are now being focused on a smaller number of key areas.   We will continue to focus our effort on these BRAC recipient locations, primarily San Diego and the greater Washington, D.C. area, in addition to Huntsville.

I am very excited about Digital Fusion joining the Kratos family.  More information will be provided as we get closer to closing the deal.  Please read through the attached press release for additional information on this transaction.

Eric DeMarco

Chief Executive Officer

This communication is being made in respect of the proposed transaction involving Kratos and DFI.  In connection with the proposed transaction, Kratos plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and, Kratos plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Kratos and DFI.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Kratos through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Kratos by directing a request to Kratos Defense & Security Solutions, Inc, ATTN: Investor Relations, 4810 Eastgate Mall, San Diego, CA 92121, or going to Kratos’ corporate website at www.kratosdefense.com.

Kratos and DFI, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kratos’ directors and executive officers is contained in its annual proxy statement filed with the SEC on May 22, 2008. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).